Exhibit 99.1

ProQR Announces Proposed Underwritten Public Offering of Ordinary Shares

LEIDEN, Netherlands & CAMBRIDGE, Mass., October 22, 2024 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (“ProQR”), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced that it has commenced an underwritten public offering of its ordinary shares (the “Offering”). All of the shares are being offered by ProQR. In addition, ProQR expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the offering amount in ordinary shares at the public offering price, less underwriting discounts and commissions. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual terms of the Offering.

ProQR intends to use the net proceeds from the Offering, together with its existing cash and cash equivalents, to primarily fund research and development and clinical development to support the advancement of its current or future product candidates and the expansion of its research and development programs, and the remainder for working capital, capital expenditures and other general corporate purposes.

Evercore ISI, Cantor, Raymond James and Oppenheimer & Co. are acting as joint lead bookrunning managers for the Offering.

A shelf registration statement on Form F-3 relating to the Offering (including the accompanying prospectus) was filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2024 and was declared effective on October 10, 2024. A preliminary prospectus supplement relating to and describing the terms of the Offering will be filed with the SEC. When available, copies of the preliminary prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from: Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, New York 10055, by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022 or by email at prospectus@cantor.com. You may also obtain these documents free of charge by visiting the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements about the proposed Offering, the grant to the underwriters of the 30-day option to purchase additional securities in the Offering, and the intended use of proceeds from the Offering. Such forward-looking statements involve risks and uncertainties, many of which are beyond ProQR’s control, including risks and uncertainties related to market conditions and satisfaction of customary closing conditions related to the Offering. There can be no assurance that ProQR will be able to complete the Offering on the anticipated terms, or at all. Applicable risks also include those that are included in ProQR’s preliminary prospectus supplement and accompanying prospectus filed with the SEC for the Offering, including the documents incorporated by reference therein, which include ProQR’s Annual Report on Form 20-F for the year ended December 31, 2023, and any subsequent SEC filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Peter Kelleher

LifeSci Advisors

T: +1 617 430 7579

pkelleher@lifesciadvisors.com

Media Contact:

Robert Stanislaro

FTI Consulting

T: +1 212 850 5657

robert.stanislaro@fticonsulting.com